UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 11, 2024, ProQR Therapeutics N.V. (“ProQR”) hosted a virtual analyst and investor event to discuss its proprietary Axiomer™ ADAR-mediated RNA editing platform, along with updates on its pipeline of development candidates including data updates and next steps on its programs for NTCP and B4GALT1, AX-0810 and AX-1412. A copy of the presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ProQR hereby incorporates by reference the information contained herein into ProQR’s registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, and File No. 333-263166).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: December 11, 2024	By:	/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel

INDEX TO EXHIBITS

Number	Description

99.1	Presentation of ProQR Therapeutics N.V. for December 11, 2024 Analyst and Investor Event.